Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

NOTICE OF REDEMPTION

TO THE HOLDERS OF

$1.00 CUMULATIVE CONVERTIBLE PREFERRED STOCK

OF

THE TITAN CORPORATION

CONVERSION PRIVILEGES EXPIRE AT 5:00 P.M.

NEW YORK CITY TIME, ON MARCH 15, 2004, THE REDEMPTION DATE

Notice is given that The Titan Corporation (“Titan”), pursuant to Article Fourth of its Restated Certificate of Incorporation and resolutions duly adopted by its Board of Directors, hereby exercises its right to redeem all of its outstanding shares of $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at 5:00 p.m., New York City time, on March 15, 2004 (the “Redemption Date”). Outstanding Preferred Stock will be redeemed by Titan out of legally available funds at a price of $20.00 per share, plus accrued and unpaid dividends for the period commencing on March 6, 2004 and ending on and including the Redemption Date of $0.03 per share, for an aggregate redemption price of $20.03 per share (the “Redemption Price”). At 5:00 p.m., New York City time, on the Redemption Date, all dividends and distributions on outstanding Preferred Stock will cease to accrue, the Preferred Stock shall no longer be deemed outstanding and all rights of the holders of the Preferred Stock will terminate, except the right to receive the Redemption Price. Shares of Preferred Stock will be automatically redeemed by Titan unless validly converted by the holder thereof into shares of Titan’s common stock, par value $0.01 per share (“Common Stock”). As more fully discussed below under “Conversion Rights of Holders of Preferred Stock,” each share of Preferred Stock may be converted by the holder thereof into 0.781 shares of Common Stock prior to 5:00 p.m., New York City time, on the Redemption Date. Holders of Preferred Stock as of February 6, 2004 will be paid their regularly scheduled March 5, 2004 dividend.

Not later than March 15, 2004, Titan will deposit with EquiServe Trust Company, N.A, who shall serve as conversion, redemption and payment agent (the “Redemption Agent”), the aggregate Redemption Price to redeem all outstanding Preferred Stock not validly converted into Common Stock. Outstanding Preferred Stock not timely converted will be redeemed as described in this Notice of Redemption. The Redemption Price will be paid by Titan, without interest, upon proper completion and delivery to the Redemption Agent of the Letter of Transmittal and Election Form that is being sent to holders of record of Preferred Stock along with this Notice of Redemption, together with the surrender of the certificate(s) representing such Preferred Stock or notice of guaranteed delivery thereof. Holders of Preferred Stock that own their shares in “street name” will not receive a Letter of Transmittal and Election Form and must follow the instructions provided by their bank or broker. Holders of Preferred Stock should carefully review and follow the instructions set forth in this Notice of Redemption regarding the redemption of Preferred Stock and the rights of the holders thereof to convert such shares prior to 5:00 p.m., New York City time, on the Redemption Date.

PROPOSED MERGER TRANSACTION

On September 15, 2003, Titan, Lockheed Martin Corporation (“Lockheed Martin”) and a wholly owned subsidiary of Lockheed Martin entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) that provides for the acquisition of Titan by Lockheed Martin (the “Merger”).

A proxy statement/prospectus relating to the Merger is being sent to holders of Preferred Stock along with this Notice of Redemption. Although notice of the special meeting of Titan stockholders and the proxy statement/prospectus are being mailed to holders of Preferred Stock, only holders of Common Stock at the close of business on February 9, 2004, the record date for the special meeting, will be entitled to vote at the special meeting or any adjournment or postponement thereof. In accordance with Titan’s Restated Certificate of Incorporation and applicable Delaware General Corporation Law, because the Redemption Date for the Preferred Stock is prior to the date of the special meeting, holders of Preferred Stock will not have a right to vote shares of Preferred Stock at the special meeting. Even if holders convert shares of Preferred Stock into Common Stock, because the acquisition of such shares of Common Stock will have occurred after the record date of the special meeting, holders of Preferred Stock will not be entitled to vote the shares of Common Stock received upon conversion at the special meeting. As more fully described in the proxy statement/prospectus and below under “Election of Merger Consideration for Common Stock Issuable Upon Conversion,” holders that convert all or a portion of their Preferred Stock into Common Stock prior to the Redemption Date may, but are not required to, elect the form of merger consideration that they wish to receive in exchange for such Common Stock upon the completion of the Merger.

The proxy statement/prospectus forms a part of this Notice of Redemption and is part of a registration statement on Form S-4 (Reg. No. 333-109725) filed by Lockheed Martin with the Securities and Exchange Commission (the “SEC”). Titan and Lockheed file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Lockheed Martin or Titan at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You also can inspect reports, proxy statements and other information about Lockheed Martin and Titan at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Lockheed Martin and Titan, at http://www.sec.gov. You may also access these SEC filings and obtain other information about Lockheed Martin and Titan through the websites maintained by Lockheed Martin and Titan, which are http://www.lockheedmartin.com and http://www.titan.com.

Holders of Preferred Stock are urged to review carefully this Notice of Redemption and the proxy statement/prospectus prior to making any decision regarding the conversion of Preferred Stock or, in the event of such conversion, any election as to the merger consideration that such holder wishes to receive upon completion of the Merger.

CONVERSION RIGHTS OF HOLDERS OF PREFERRED STOCK

Pursuant to the terms set forth in Titan’s Restated Certificate of Incorporation, each share of Preferred Stock is convertible into 0.781 shares of Common Stock prior to 5:00 p.m., New York City time, on the Redemption Date. No payment or adjustment shall be made by Titan on account of any dividends due or accumulated on any Preferred Stock surrendered for conversion.

No fractional shares of Common Stock will be issued by Titan upon conversion of Preferred Stock. Instead, holders converting their Preferred Stock will be paid in cash an amount equaling the product of the fractional interest to which the holder would have been entitled upon conversion, multiplied by the closing price per share of Common Stock on the New York Stock Exchange on the date of such conversion. Holders seeking to convert their Preferred Stock into Common Stock should obtain current stock quotes for Titan’s Common Stock and Preferred Stock.

Holders of Preferred Stock that wish to convert their Preferred Stock into Common Stock must properly deliver to the Redemption Agent the Letter of Transmittal and Election Form and surrender the certificate(s) representing their Preferred Stock or notice of guaranteed delivery thereof prior to 5:00 p.m., New York City time, on the Redemption Date. Holders in “street name” must timely follow the instructions provided by their banks or brokers. Failure to timely effect a conversion and/or strictly comply with the instructions set forth in this Notice of Redemption, the Letter of Transmittal and Election Form or instructions provided by a bank or broker will result in the redemption of such Preferred Stock on the Redemption Date.

Each holder of Preferred Stock is urged to read the materials accompanying this Notice of Redemption carefully before completing and delivering them to the Redemption Agent or to the holder’s bank or broker, as applicable. Holders seeking to convert their Preferred Stock and make an election of the form of merger consideration that they wish to receive upon completion of the Merger should carefully review the information below under “Election of Merger Consideration For Common Stock Issuable Upon Conversion.”

ELECTION OF MERGER CONSIDERATION FOR COMMON STOCK

ISSUABLE UPON CONVERSION

Only holders of Preferred Stock that validly convert their shares of Preferred Stock into Common Stock may elect their desired form of merger consideration discussed in this section. Holders of Preferred Stock that convert any or all of their Preferred Stock may, as to the shares of Common Stock issuable upon such conversion:

(a)    choose to receive a certificate representing such Common Stock, or

(b)    make one of the following elections regarding the form of merger consideration that they wish to receive in exchange for such shares of Common Stock upon completion of the Merger:

•	a “cash election” of $22.00 per share in cash, without interest;

•	a “stock election” for Lockheed Martin common stock based on an exchange rate determined as described below; or

•	a “combination election” whereby 50% of such Common Stock will be exchanged for cash and 50% of such Common Stock will be exchanged for Lockheed Martin common stock based on the exchange rate.

If a holder makes a cash election or a stock election, the form of merger consideration that the holder actually receives will likely be adjusted as a result of the allocation procedures of the Merger Agreement, which require that 50% of the Common Stock outstanding at the time of the Merger must be exchanged for Lockheed Martin common stock, and 50% of the Common Stock outstanding must be exchanged for cash. If either the cash election or stock election is oversubscribed, the allocation procedures will cause holders of Common Stock making such oversubscribed election to receive part cash and part Lockheed Martin common stock in exchange for their Common Stock. Holders that make a combination election are not subject to the allocation procedures above and will not have the form of their merger consideration adjusted. The operation of the allocation procedures is more fully described in the proxy statement/prospectus.

The number of shares of Lockheed Martin common stock to be received for each share of Common Stock in the Merger will be based on an exchange rate determined by dividing $22.00 by the “average Lockheed Martin price.” The “average Lockheed Martin price” means the average of the daily mean of the high and low sales price per share of Lockheed Martin common stock for the ten trading days ending on the third trading day prior to, but not including, the effective time of the Merger. For purposes of determining the exchange rate, Titan and Lockheed Martin have agreed to upper and lower limits, or “collars,” of $58.00 and $46.00. As a result, even if the average Lockheed Martin price as so calculated exceeded $58.00, the parties would still use $58.00 in determining the exchange rate and the exchange rate would be fixed at 0.3793. Similarly, even if the average Lockheed Martin price as so calculated was less than $46.00, the parties would still use $46.00 in determining the exchange rate and the exchange rate would be fixed at 0.4783. Shares of Lockheed Martin common stock are listed on the New York Stock Exchange under the trading symbol “LMT.” Based on the average of the daily mean of the high and low sales price per share of Lockheed Martin common stock for the ten trading days ending on February 5, 2004, the average Lockheed Martin price would have been $49.5425, and the exchange rate would have been 0.4441. Holders seeking to convert their Preferred Stock into Common Stock should obtain a current stock quote for Lockheed Martin common stock.

All elections will become irrevocable after 5:00 p.m., New York City time, on the Redemption Date. Once a holder of record of Titan Preferred Stock making a merger consideration election delivers a Letter of Transmittal and Election Form and surrenders the corresponding certificate to the Redemption Agent, such holder may not sell, transfer or otherwise dispose of his or her Preferred Stock, or the Common Stock issuable upon conversion of such Preferred Stock. Titan stockholders that fail to timely make an election of the form of merger consideration they wish to receive, or that make an ineffective election, as determined in the discretion of Lockheed Martin and the Redemption Agent, and who fail to properly perfect appraisal rights as to such shares, will receive merger consideration upon the completion of the Merger as if they had made a combination election.

All elections will be void and of no effect if the Merger is not completed. If a holder makes an election with respect to the Common Stock issuable upon conversion of its Preferred Stock and the Merger does not take place for any reason, instead of receiving merger consideration such holder will receive a certificate representing the shares of Common Stock issuable upon conversion.

EXERCISE OF APPRAISAL RIGHTS UNDER DELAWARE LAW

Holders of Preferred Stock do not have appraisal rights with respect to the redemption set forth in this Notice of Redemption. However, holders of Common Stock are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (“DGCL”) in connection with the Merger because they hold stock of a constituent corporation to the Merger and may be required by the Merger Agreement to accept merger consideration in the form of cash consideration. Under the DGCL, record holders of Common Stock who continuously hold such shares through the effective time of the Merger, who follow the procedures set forth in Section 262 and who do not vote in favor of the adoption of the Merger Agreement and approval of the Merger or submit a Letter of Transmittal and Election Form making an election of the form of consideration that they wish to receive upon completion of the Merger will be entitled to have their shares of Common Stock (including any shares issuable upon conversion of Preferred Stock prior to the Redemption Date) appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the court. A discussion of these appraisal rights is included in the proxy statement/prospectus under “The Merger—Dissenters’ Rights” and the relevant provisions of the DGCL are attached as Annex C to the proxy statement/prospectus. Because all outstanding shares of Preferred Stock will be redeemed prior to the effective time of the Merger, holders of Preferred Stock will not be entitled to appraisal rights with respect to such shares in connection with the Merger.

Holders seeking to convert their Preferred Stock into Common Stock and exercise appraisal rights in connection with the Merger should complete the Letter of Transmittal and Election Form, or instructions provided by their banks or brokers, indicating their intent to convert their Preferred Stock. Such holders must also properly demand appraisal in accordance with Section 262 of the DGCL prior to the date of the special meeting. Any holder intending to exercise appraisal rights must not vote in favor of the adoption of the Merger Agreement and approval of the Merger or submit a Letter of Transmittal and Election Form or instructions to a bank or broker indicating the form of consideration that such holder wishes to receive upon completion of the Merger.

This Notice of Redemption and the accompanying materials have been mailed to each holder of record of Preferred Stock as of February 9, 2004.

By order of the Board of Directors,

Nicholas J. Costanza

Senior Vice President, General Counsel and Secretary

San Diego, California

February 9, 2004

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin. On February 9, 2004, the SEC declared effective the registration statement of which these materials form a part, and the proxy statement/prospectus will be mailed on or about February 11, 2004 to the stockholders of record of Titan as of February 9, 2004. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials before making any voting or investment decision with respect to the proposed merger because it contains important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov or by contacting Georgeson Shareholder Communications, Inc. at (212) 440-9800. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, (301) 897-6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, (858) 552-9848.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.